Contactar

www.linkedin.com/in/marcos-bulacio-1625a288 (LinkedIn)

Aptitudes principales

Entrepreneurship

Project Management

Strategic Planning

Marcos Bulacio

Co-founder & CEO of PANGEA | Building the most impactful D2C brand in the world

Bali, Indonesia

Extracto

In our current world, buying anything is problematic for the environment. But what if we use business as a force for good to help our planet instead of harming it?

Sustainability and "doing no harm" is not enough, the future is the regeneration of our planet. I'm a passionate entrepreneur on a mission to clean our planet and oceans through innovative circular economy models. We are turning trash from nature into high-quality products and using e-commerce to drive profitable positive impact with each purchase.

Creator of 4 six-figure Kickstarter campaigns in a row:
- the most funded travel towel on Kickstarter (twice): PANGEA Bamboo Travel Towel 1.0 and 2.0
- the most impactful rain jacket: PANGEA Eco Jacket
- the world's first regenerative sunglasses made with recycled plastic from a mangrove forest: PANGEA Mangrove Sunglasses

https://www.kickstarter.com/profile/pangeamovement/created

Experiencia

Pangea

Co-Founder & CEO

agosto de 2019 - Present (3 años 10 meses)

We leverage market analytics and data science to identify high-demand Outdoor products on e-commerce and replace them with unique sustainable, and carbon-negative alternatives that the market loves.
We launch them on Kickstarter, scale them online globally at high speed, and use part of the funds to clean our planet and capture CO2.

Our products are based on sustainable supply chains and circular models that directly regenerate our planet with each purchase. The more PANGEA products our customers buy, the better for the environment.

90+ tons of trash cleaned from 12 countries with 2,900+ volunteers, 17 river trash barriers placed so far that stop 5 tons of trash per month before it enters our oceans, 2,700 mangrove trees planted, and counting!
On a mission to restore 100 of the most polluting rivers of the world, organize 1 cleanup in each country of our planet, and plant 1M mangrove trees by 2030.

"Where some see trash we see treasure"
We recycle the plastic we clean from our planet into high-quality products by innovating in material science and circular economy to close the PANGEA Positive Loop. Our whole supply chain, from trash to product is transparently tracked using blockchain.

Our vision is to supply the global eyewear and outdoor industry with real sustainable alternatives and enable big brands to become regenerative without greenwashing.

Villa Juncal
8 años 11 meses

Board Member and Strategic Advisor
marzo de 2016 - Present (7 años 3 meses)
Buenos Aires

In charge of creating and following up the annual Strategic Plans, defining Critical Sucess Factors, KPIs, implementing a Dashboard, a 10-year Expansion Plan, and doing Business Control.

General Manager
julio de 2014 - marzo de 2016 (1 año 9 meses)

In charge of Project Management, Conflict Resolution, Marketing, Financial Planning, and Operations. Grew the revenue from $800k to $2.5M USD in 3 years.

Villa Juncal
Human Resources Manager
marzo de 2010 - julio de 2012 (2 años 5 meses)
Buenos Aires

In charge of rebuilding the Organizational Structure, based on a self-made model using the molecular geometry of a dendrimer. Included weekly meditation lessons for employees, group meetings of conflict resolution and a Rewards Plan based on positive attitude and commitment.
Passed from an avg. of 3 annual labour disputes to 0 and raised the job satisfaction index from unkown to 87%.

Educación

Harvard University

Grad Course, Entrepreneurship and Innovation · (2017 - 2017)

Universidad de Buenos Aires

Executive Course, Corporate Finance · (2015 - 2015)

Universidad de Buenos Aires

Executive Course, Project Management · (2015 - 2015)

Universidad de Buenos Aires

Executive Course, Organizational Leadership · (2015 - 2015)

Universidad de Buenos Aires

Business Administration and Management · (2013 - 2014)